Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, DC  20549

Ladies and Gentlemen:

  I hereby authorize Erik T. Hoover, General Counsel

& Corporate Secretary, or any Assistant Secretary, or their respective successors in office, to sign and file on my behalf SEC Forms 3, 4 and

5 or any other SEC forms relating to changes in beneficial ownership of securities of DowDuPont Inc., which is expected to change its name to DuPont de Nemours, Inc. effective as of June 1, 2019 (the Company).

This authorization shall remain in effect as long as I am an executive officer of the Company unless it is earlier specifically revoked by me.

      Very truly yours,

      /s/  Steven P. Larrabee

Steven P. Larrabee

Senior Vice President & Chief

Information Officer

      May 22, 2019